Exhibit 99.1

TeliaSonera: TeliaSonera's Agreement on Purchase of Turkcell Shares Valid

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 26, 2007--An arbitration tribunal of the International Chamber of Commerce has issued an award finding that a binding share purchase agreement was concluded between TeliaSonera (OTC:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) and Cukurova in 2005, calling for Cukurova to sell all the remaining shares in Turkcell Holding to TeliaSonera for a cash consideration of USD 3.1 billion (approximately SEK 21.7 billion), thereby increasing TeliaSonera's effective ownership to 64.3 percent in Turkcell.

The tribunal held that Cukurova is obligated to join TeliaSonera in good faith efforts to bring about a closing of the Turkcell Holding transaction. The tribunal retains jurisdiction of the matter until the parties report back on their efforts to reach closing. The tribunal further held that even if Cukurova proceed to closing of the transaction, the responsibility to pay potential damages due to the delay in proceeding to closing remains.

"I am of course very pleased with this decision, which is in line with what we have claimed all the time," comments Anders Igel, President and CEO of TeliaSonera, and continues "We hope to conclude the transaction with Cukurova, but even if the share purchase agreement is binding, we do not yet know if Cukurova is willing to, or able to, proceed with a transfer of the shares to TeliaSonera."

On March 25, 2005, an agreement was announced in which Cukurova agreed to sell all the remaining shares in Turkcell Holding to TeliaSonera. The award results from an arbitration proceeding in Geneva that TeliaSonera commenced in May 2005, against Cukurova after Cukurova withdrew from the transaction.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/1A/F3/wkr0010.pdf

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CONTACT: TeliaSonera AB
Mr Erdal Durukan, (0)8-713 58 30
President of Business Area Eurasia
via TeliaSonera's Press Office